SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Braintech, Inc.

 (Name of Company)

Common Stock, $.001 par value

 (Title of Class of Securities)

105022206

(CUSIP Number)

Jerry L. Osborn
1750 Tysons Boulevard, Suite 350
McLean, VA 22102
Telephone: (703) 637-9780

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Thomas E. McCabe, Esq.
1750 Tysons Boulevard
Suite 350
McLean, Virginia  22102
Telephone:  (703) 637-9780

December 4, 2009

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note .  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109022206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerry L. Osborn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,111,557
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	6,111,557
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,111,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.25% (1)
14	TYPE OF REPORTING PERSON	IN

(1)	Based on 74,111,683 shares of common stock issued and outstanding as of December 4, 2009.

Item 1.  Security and Company.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (“Common Stock”), of Braintech, Inc., a Nevada corporation (“Company”).  The address of the principal executive offices of the Company is 1750 Tysons Boulevard, Suite 350, McLean VA 22102.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Jerry L. Osborn (“Reporting Person”).

This Schedule 13D relates to 6,111,557 shares of Common Stock held by the Reporting Person (“Shares”).  The Reporting Person has sole voting and dispositive power over the Shares.

The Reporting Person is a consultant to the Company.

The business address of the Reporting Person is 1750 Tysons Boulevard, Suite 350, McLean, VA 22102.

During the past five years, the Reporting Person has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Company and the Reporting Person were parties to that certain Employment Agreement dated as of January 28, 2009, as amended as of July 1, 2009 (“Agreement”).  Under the Agreement, the Reporting Person received 6,111,557 shares of Common stock and an option to purchase 500,000 shares of Common Stock at a price of $0.10 per share.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with the Reporting Person’s position as a consultant of the Company, has no plans or proposals which would result in:

(a)  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company’s business or corporate structure;

(g)  Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Company.

As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 6,111,557 shares of Common Stock, which represents approximately 8.25% of the Common Stock outstanding as of December 4, 2009.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such 6,111,557 shares of Common Stock.

Other than as set forth herein, there have been no transactions in the securities of the Company by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

None

Item 7.  Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:           /s/ Jerry L. Osborn

Name:        Jerry L. Osborn

Date:          December 21, 2009